Division of Corporation Finance	Via Edgar

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

June 10, 2024

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 22, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Amended Offering Statement on Form 1-A

1.	Comment: Subscription Procedures, P.21.

We acknowledge your revised disclosures and response to prior comment 1. However, we also note your revised disclosure on page 21 states that the Company has 60 days to accept or reject a subscription, and that you reserve the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part. As it appears that you have an extended period of time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide us with additional analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:

We have updated the Offering Circular to now reflect a 15-day period to accept or reject a subscription. Under Rule 251(d)(3)(i)(F) of Regulation A, an Offering is considered continuous if the issuer continuously offers and sells securities for a period exceeding 30 days after the initial qualification date. On the other hand, a delayed Offering is one that commences after the qualification date but does not meet the criteria of a continuous Offering.

Analysis of the Company’s Offering Structure:

Extended Period for Subscription Processing:

The Company reserves a 15-day period to accept or reject subscription requests. This extended processing time means that the Company could theoretically take up to 15 days to respond to each subscription, thereby spacing out the acceptance of subscriptions over an extended period.

Right to Reject Subscriptions:

The Company’s ability to reject subscriptions for any reason provides flexibility in controlling the rate and timing of securities sales. This discretionary power could be used to spread sales over time, further supporting the notion of a continuous Offering.

Re: Response Letter
June 11, 2024

Right to Withdraw or Terminate the Offering:

The Company’s right to withdraw or terminate the Offering at any time indicates a non-fixed, ongoing nature of the Offering. This flexibility aligns with the characteristics of a continuous Offering, where the Offering remains open and active, subject to the Company’s discretion.

Given these factors, the Company’s Offering should be considered a continuous Offering rather than a delayed Offering for the following reasons:

Ongoing Sales and Flexibility:

The Offering does not have a fixed end date and is structured to allow the Company to sell securities over an extended period. The discretionary powers to accept, reject, or terminate the Offering at any point are indicative of a continuous process rather than a one-time event.

Compliance with Rule 251(d)(3)(i)(F):

Rule 251(d)(3)(i)(F) specifies that a continuous Offering under Regulation A must involve the continuous sale of securities after the initial qualification date. The Company’s Offering structure, with its extended processing times and discretionary acceptance of subscriptions, fits this definition as it allows for ongoing sales over time.

Therefore, provisions allowing for a 15-day acceptance period, the right to withdraw or terminate the Offering, and the ability to reject subscriptions are aligned with the principles of a continuous Offering, and not a delayed Offering, under Rule 251(d)(3)(i)(F) of Regulation A. These measures are designed to ensure operational flexibility, investor protection, and regulatory compliance. They do not signify an intention to delay the Offering but rather to manage it in a structured and responsible manner. Therefore, the Offering should be considered a continuous Offering within the meaning of the aforementioned rule.

2.	Comment: Summary of Notes, P. 42.

We note your revised disclosures in response to prior comment 3. Please revise your disclosures as appropriate to clearly explain the revised terms of the Notes. Please revise to explain the following:

1.	You state that the term of the Notes is continuous and will continue indefinitely, but you also state that the Notes will not mature unless either “. . . (2) the maximum offering amount has been reached. . .” In your response to prior comment 1, you state that in compliance with Rule 251(d)(3)(i)(F) of Regulation A, the offering amount is “reasonably expected to be offered and sold within [t]wo (2) years from the initial qualification date,” indicating that there will be a date when you reach the maximum offering amount, which will be the maturity date. Please reconcile your disclosures.

2.	Please revise to explain how you will inform investors of the date when you reach the maximum offering amount, or the date when you will call the Notes, and explain how you have met the requirements of Item 14(b) of the Form 1-A, which seeks information regarding the maturity date of the debt securities being offered.

3.	Please also revise to describe any conditions to your ability to call the Notes, and whether you have the ability to call only certain Notes and not all Notes, and whether the redemption and call features of your Notes mean that different Notes will have different maturity dates. If this provision means that different Notes will have different maturity dates, please revise your offering circular as appropriate to reflect the different Notes with different maturity dates that you are offering.

4.	We also note that the form of note filed as Exhibit 3 still refers to a term of 60 months. Please reconcile your exhibit with your disclosures.

Re: Response Letter
June 11, 2024

Response:

Please find the appropriate responses to each comment below:

1.	In response to prior comment 1 and in compliance with Rule 251(d)(3)(i)(F) of Regulation A, we stated that the Offering amount is reasonably expected to be offered and sold within two years from the initial qualification date. This does not contradict the indefinite nature of the Notes; it merely sets a practical timeline for when the maximum offering amount could be reached. Therefore, the date when we anticipate reaching the maximum offering amount does not equate to the maturity dates of the Notes. The Notes can remain outstanding even after they have all been sold reaching the maximum offering amount.

Even after we reach the maximum offering amount the notes may remain outstanding until they are repaid either by the Noteholder demanding repayment or Company repays the note. The maximum offering amount limit is irrelevant to the viability of the note - they can remain outstanding.

However, to avoid confusion, we have removed the maximum offering amount being reached one of the conditions that could trigger the maturity of the Notes. Therefore, the Offering Circular now reads as follows:

“The term of the Notes is continuous and will continue indefinitely unless either: (1) the Noteholder (“Noteholder”) elects to demand, in writing, repayment (“Repayment Demand”) by delivering a notice; or (2) the Company exercises its right to repay the Note.”

The updated triggers in the Offering Circular for repayment of the Note is in line with those of Iron Bridge Mortgage Fund, LLC’s approved Form 1-A filing in August 31, 2021[1].

2.	Please be advised, the mention of “maximum offering amount” has been removed so we will address how we will inform investors of the date when we will repay the Notes. As stated in the Offering Circular, section “Summary of Notes – Repayment by Election of Company”, we have previously included information on how we will inform investors of the date when we repay the Notes. We’ve copied the relevant portion of the information for your review below:

“The Company reserves the right to repay any Note, in whole or in part, for any reason, at its sole and absolute discretion. If a Note is repaid prior to a Repayment Demand by the Noteholder, the Noteholder will be paid an amount equal to the face value of the Note plus any accrued interest through the Repayment Date. The Company may repay the Notes in part, in which event the Noteholder receives payment of a portion of the face value of the Note as well as accrued interest on the repaid portion through the date of partial repayment. In the event of a partial repayment, the partial repayment applies to all Noteholders making Repayment Demands regardless of the interest rate on their Notes. The Company will give the Noteholder not less than 30 days prior written notice by First Class mail or email (to the last known physical or email address of the Noteholder appearing on the Company’s records) of each repayment, specifying the principal amount of the Notes to be repaid and the Repayment Date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of repayment plus the applicable prepayment premium, is due and payable on the Repayment Date.

The notice of repayment to be given by the Company to the affected Noteholders will contain detailed repayment instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the repayment and related matters. Any interest due in connection with the repayment will be accrued through the date of the repayment. Upon delivery to the Company of the Note to be repaid, together with related documentation, a check in the appropriate amount will promptly be forwarded to the Noteholder of the repaid Note.”

[1] Iron Bridge Mortgage Fund, LLC, Form 1-A Offering Statement (Aug. 31, 2021), from SEC website, https://www.sec.gov/Archives/edgar/data/1462371/000147793221006054/iron_1aa.htm.

Re: Response Letter
June 11, 2024

To address the requirements of Item 14(b) of Form 1-A regarding the maturity date of the debt securities being offered, we have previously included detailed information in the Offering Circular, specifically in the section titled “Summary of Notes – Repayment Demand of Noteholder.” Here is an explanation of how we have met these requirements:

Continuous Term and Right to Demand Repaymen: The Notes will have a continuous term. The Notes will have a right of Repayment Demand granted to the Noteholders after the first 1-month of the Notes issuance, with at least 90 days written notice and subject to availability of cash on hand. To have all or a portion of the Note repaid, the Noteholder must provide a Repayment Demand, as further explained below, and also specify the Requested Repayment Date and the Repayment Amount. Company will process the Repayment Demand in the terms set forth herein.

Repayment Demands will be processed as follows: Noteholders may make a Repayment Demand after the initial 1 month of purchasing a Note. Repayment Demands will occur on a first-come, first-served basis. Such Repayment Demands will not be subject to any penalty and require 90 days’ prior written notice.

The Company reserves the right to reject such Repayment Demands, subject to cash availability and business operations, as further described below. The Company reserves the right to repay any Note, in whole or in part, for any reason, at its sole and absolute discretion.

The Company, subject to available funds, may return the funds to the Investor at the end of the 90-day notice period. The Company’s ability to return funds is based on the availability of cash in a liquid account. The Company’s business involves making loans, which are not liquid assets. If sufficient funds are not available in a liquid account because they are tied up in loans, the Company will need to wait until funds become available, either from interest collected on loans or from loans being paid off in full.

If the Company does not have available funds to honor the Investor’s Repayment Demand, the Requested Repayment Date, and Repayment Amount, at the end of the 90-day period, the Company will fulfill the Repayment Demand and return the Investor’s funds as soon as cash becomes available. Repayment Demands will be processed on a first-come, first-served basis. On the Repayment Date, the Company will fully repay the Noteholder, including such further amounts sufficient to cover all costs and expenses of such Noteholder incurred in the drafting and negotiation of this Note and all costs and expenses of any enforcement or collection of this Note, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

Source of Repayment at Repayment Date: Repayment of the Notes will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company’s ability to meet its payment obligations on the Notes of the remaining Investors.

This detailed explanation within the Offering Circular ensures that potential investors are fully informed about the repayment terms of the debt securities, aligning with the disclosure requirements set forth in Item 14(b) of Form 1-A.

3.	The language in the Offering Circular has been adjusted to state that the Company may repay “any and all” Notes. The features of the Noteholder’s Repayment Demand and repayment at the election of Company, mean that different Notes will have different repayment dates. The Notes are demand notes with no set maturity date. The term of the Notes is continuous and will continue indefinitely unless either: (1) the Noteholder elects to make a Repayment Demand, by delivering a notice in accordance with the terms set forth above; or (2) the Company exercises its right to repay the Note. Although this provision means that different Notes will have different repayment dates, we cannot revise the Offering Circular to reflect different Notes with different maturity dates are being offered since: (1) Noteholder’s have not made a Repayment Demand; or (2) the Company has not yet exercised its right to repay the Notes prior to the Repayment Demand.

Re: Response Letter
June 11, 2024

4.	Exhibit 3 has been revised to remove the mention any language regarding a term of 60 months and has incorporated the features of the Noteholders right to a Repayment Demand and the Company’s election to repay Notes prior to the Repayment Demand.

3.	Comment: Signature Page, P. 62.

Refer to prior comment 2. Please include the Signature Page at the end of your offering statement rather than on page 61.

Response:

The Signature Page has been included at the end of the Offering Statement on 62.

4.	Comment: Financial Statements, P. F-1.

Please provide updated financial statements as of and for the year ended December 31, 2023 and file an updated auditor consent as an exhibit. Refer to Section (b)(3)(A) of Part F/S of Form 1-A for guidance.

Response:

Financial Statements have been updated as of and for the year ended December 31, 2023, and filed an updated auditor consent as an exhibit.

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures